HEINEKEN HOLDING N.V.

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth street, N.W.
Washington DC 20549
USA

1017 ZD Amsterdam, 27 February 2002
2e Weteringplantsoen 5
Tel. 020-622 11 52
Fax 020-625 22 13

Re: File No. 82-5149

Dear Sir/Madam,

Enclosed please find a press release dated 27 February 2002.

This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken Holding N.V.

Should you have any questions, feel free to call.

Yours sincerely,

HEINEKEN HOLDING N.V.

J. Buijs

Enclos.

Heineken Holding N.V.
Pressinformation

Press release

File No. 82-5149

Heineken Holding N.V.
Tweede Weteringplantsoen 5
1017 ZD Amsterdam
The Netherlands

Phone +31 (0)20 622 1152
Fax +31 (0)20 625 2213

The Management Board of Heineken Holding N.V. hereby announces that if on 25 April 2002 the Annual General Meeting of shareholders of Heineken N.V. decides to declare an unchanged cash dividend of EUR 0.40 per share for the 2001 financial year, Heineken Holding N.V. shall, as provided in Article 12 of its Articles of Association, also declare an unchanged cash dividend for 2001 of EUR 0.40 per share A and B of EUR 2 nominal value, on which Dutch withholding tax at 25% will be deducted.

An interim dividend of EUR 0.16 was made available on 24 September 2001, leaving a final dividend of EUR 0.24 per share A and B.

If the above dividend proposal is approved, Heineken Holding shares will be quoted ex-dividend as from 29 April 2002. The final dividend will be paid on 8 May 2002.

The 2001 annual report will be available from 28 March 2002.

Amsterdam, 27 February 2002